Exhibit 99.1

Fortuna provides exploration update for the Caylloma Mine, Peru

Vancouver, May 18, 2017 — Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide results for step-out drilling on the Animas NE vein at the Caylloma Mine in Peru. Assay results are included for nineteen drill holes completed during the fourth quarter of 2016 and the first quarter of 2017. The new drill results confirm the continuation of high-grade silver, lead and zinc mineralization at depth below current mining on the Animas NE vein.

Highlights of step-out drilling include:

ANIS042116

•	566 g/t Ag, 2.1% Pb and 2.7% Zn over an estimated true width of 3.6 meters

ANIS044416

•	116 g/t Ag, 7.8% Pb and 9.4% Zn over an estimated true width of 7.8 meters

ANIS044516

•	220 g/t Ag, 16.8% Pb and 7.2% Zn over an estimated true width of 5.2 meters

ANIS045017

•	304 g/t Ag, 13.7% Pb and 10.1% Zn over an estimated true width of 4.0 meters

David F. Volkert, Vice President of Exploration, commented: “Step-out drilling has been carried out with drill holes spaced approximately 50 to 100 meters apart over an area covering 400 meters along strike and 250 meters down dip, below the present limit of the estimated Mineral Resources. The mineralized intercepts encountered show that the Animas NE vein remains open at depth and along strike to the northeast and prospective for extending mineralization.” Mr. Volkert continued, “Of particular significance are the results of drill hole ANIS044416, one of the deepest holes drilled to date, which intercepted a significant width of higher grade silver, lead and zinc.”

Assay results for principal mineralized intervals - Animas NE step-out drilling

Drill Hole	From (m)	To (m)	Interval (m)	ETW¹ (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
ANIS040516	307.7	313.2	5.4	5.3	132	0.09	7.89	8.86
ANIS041316	330.4	332.7	2.3	2.2	121	0.06	10.29	6.33
ANIS042116	287.2	290.9	3.8	3.6	566	0.10	2.12	2.67
ANIS042416	326.7	328.5	1.8	1.5	69	0.04	4.57	2.54
ANIS042816	316.1	320.3	4.2	3. 8	71	0.06	3.06	7.64
ANIS043016	325.8	327.6	1.8	1.6	57	0.04	4.32	4.61
ANIS043116	361.6	363.1	1.4	1.3	53	0.04	2.99	2.68
ANIS043516	368.4	376.2	7.7	6.8	97	0.04	4.27	3.96
ANIS043816	415.2	416.8	1.5	1.1	32	0.03	1.85	5.81
ANIS044416	443.7	456.7	13	7.8	116	0.04	7.77	9.39
ANIS044516	466.8	472.8	6.0	5.2	220	0.47	16.76	7.16
ANIS044917	364.8	369.3	4.5	3.5	111	0.05	5.03	6.28
ANIS045017	475.6	479.8	4.2	4.0	304	0.04	13.7	10.1
ANIS045917	452.3	461.4	9.1	8.8	127	0.06	2.96	5.37
ANIS046017	431.2	446.6	15.4	13.1	72	0.05	2.95	3.15
ANIS046617	451.4	456.8	5.4	5.3	134	0.04	1.46	3.76
ANIS046817	469.2	472.8	3.6	2.9	35	0.03	3.06	3.07
ANIS047217	493.0	495.0	2.0	1.55	14.5	0.03	0.86	4.36
ANIS047317	427.2	433.0	5.8	4.23	60.8	0.04	2.65	4.30

Note:

1.	ETW = Estimated true width

A longitudinal section showing the location of the step-out drill hole results is available at the following link: https://www.fortunasilver.com/site/assets/files/4063/animas-ne-vein-ls_15may17.pdf.

Caylloma Mine

The Caylloma Mine and processing plant currently operate at a capacity of 1,470 tpd with 2017 annual production projected at 1.0 million ounces of silver, 30 million pounds of lead and 41 million pounds of zinc. The company plans to process at Caylloma 535,000 tonnes of ore averaging 71 g/t Ag, 2.73% Pb and 3.86% Zn. The brownfields exploration budget for 2017 is US$3.9 million, which includes 22,000 meters of diamond drilling (see Fortuna news release dated January 11, 2017) of which 8,400 meters have been drilled so far this year.

In the first quarter of 2017, mine production was sourced mainly from the Animas NE and Animas veins with each area contributing 63 % and 31 % of ore respectively (see Fortuna news release dated April 18, 2017).

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing. One half of the core is submitted to the ALS Chemex Laboratory in Lima, Peru. The remaining half core is retained on-site for verification and reference purposes. Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

David F. Volkert, Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101, being a member of the American Institute of Professional Geologists (CPG #10759) and the Association of Professional Engineers and Geoscientists of British Columbia (P. Geo. #191936). Mr. Volkert is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.